Paul Hastings LLP
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July 17, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:         Firsthand Funds
File No. 811-08268

Ladies and Gentlemen:

On behalf of Firsthand Funds (the “Registrant”), we hereby respond to the oral comments provided on June 11, 2024 and a follow-up oral comment on July 9, 2024, by Lauren Hamilton of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s annual report on Form N-CSR for its fiscal year ended December 31, 2023 (the “Annual Report”).

The Registrant’s responses to the comments are provided below. We have restated the substance of those comments to the best of our understanding. We have consulted with the Registrant in preparing and submitting this response letter.  The Registrant acknowledges the Staff’s standard disclaimer about disclosure remaining the responsibility of the Registrant notwithstanding comments from the Staff.

1.         Comment:  The Registrant’s website link for the most recent annual report is covered by a black box.  Please fix the link screen.

Response:  Comment acknowledged.  Although that screen error does not always appear, after conducting further research, the Registrant has discovered that in some instances, the black box may appear for certain browser configurations. The Registrant has reprogrammed the website setting and the issue has now been resolved.

2.         Comment:  Note 4 in the financial statements describes an expense limitation agreement with breakpoints, but that disclosure about the expense limitation agreement is not fully consistent with the disclosure appearing as a footnote to the fee and expense table in the Registrant’s prospectus.  Please revise that disclosure to be consistent.

Response:  Comment accepted.  Although the applicable percentages and breakpoints are correctly stated in the Annual Report, certain other detail appearing in the prospectus is not included in the Annual Report such as the full list of items excluded from the limitations.  The Registrant will include that additional detail  in Footnote 4 to the Annual Report so the disclosures are consistent. Going forward, Footnote 4 will be amended as follows:

Revised FN4 to annual report (new text highlighted in bold and italics): Firsthand Capital Management, Inc., is the Investment Adviser to the Funds. For the services it provides under the Advisory Agreement, the Investment Adviser receives from each Fund, on a monthly basis, an advisory fee at the annual rate of 1.40% for TEFQX and 1.53% for ALTEX of its average daily net assets, respectively. The Advisory Agreement requires the Investment Adviser (and the Investment Adviser has contractually agreed, through April 30, 2025) to waive fees and, if necessary, to reimburse expenses of each Fund to the extent necessary to limit a Fund’s total operating expenses (excluding extraordinary expenses as well as Rule 12b-1 and shareholder servicing fees, as well as brokerage commissions and acquired fund fees and expenses, if any) to 1.85%, for TEFQX and 1.98% for ALTEX of its average net assets up to $200 million, 1.80% for TEFQX and 1.93% for ALTEX of such assets from $200 million to $500 million, 1.75% for TEFQX and 1.88% for ALTEX of such assets from $500 million to $1 billion, and 1.70% for TEFQX and 1.83% for ALTEX of such assets in excess of $1 billion.

3.         Comment:  With respect to the Firsthand Alternative Energy Fund, the “Performance and Portfolio Discussion” section does not discuss the performance impact of any investments in derivative instruments.  Please include that discussion going forward.

Response:  Comment acknowledged.  This Fund did not have any material derivatives holdings during the reporting period, and held only warrants for one stock at year end with a total value of $88.00.  Therefore, derivative instruments had no effect on the Fund’s performance during that period.  If either series of the Registrant were to use derivative instruments that have a material effect on performance in a future reporting period, it will include a discussion of that effect in a future shareholder report.

4.         Comment:  As required by Item 27(b)(6) of Form N-1A, please include a statement in the Annual Report that additional information about the trustees is included in the statement of additional information.

Response:  Comment accepted.  Going forward, the Registrant will add disclosure to the unaudited portion of future annual reports that the statement of additional information contains additional information about the Funds’ trustees and is available, without charge, upon request, and will provide a toll-free number to call to request the statement of additional information.

5.         Comment:  The Annual Report omitted the required disclosure of the basis for the approval of the investment advisory agreement under Item 27(d)(6) of Form N-1A.  Please explain how the Registrant complied with the requirements of that item and Section 15 under the Investment Company Act of 1940, as amended.  Please also address prior omissions of that disclosure since the most recent disclosure provided in the annual report for the year ended December 31, 2020.

Response:  Comment accepted.  The Registrant’s Annual Report inadvertently omitted the discussion of the annual renewal by the trustees of the investment advisory agreement that occurred on August 11, 2023.  The Registrant will include that renewal disclosure in the semi-annual report for the period ending June 30, 2024, and will enhance its compliance and reporting procedures to include that disclosure in its annual reports going forward. In addition, the Registrant inadvertently omitted that disclosure with respect to prior renewal approvals in the annual reports for the years ended December 31, 2021 and December 31, 2022.  The Registrant will also add those other missing renewal disclosures to the semi-annual report for the period ending June 30, 2024.

6.         Comment:  The Registrant omitted items 4(i) and 4(j) of Form N-CSR.  Please use the most current Form of N-CSR which has those items.

Response:  Comment accepted.  The Registrant hereby confirms that it is not required to provide any disclosure with respect to Items 4(i) and 4(j) in the most recent Annual Report, and will use the most current Form N-CSR going forward and will respond to those items.

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Firsthand Capital Management, Inc.